Exhibit (a)(5)

2011-11

Contact:  Jeff Altamari

Vice President, Investor Relations

(713) 513-3344

CAMERON NOTIFIES HOLDERS OF 2.50% CONVERTIBLE SENIOR NOTES DUE 2026 OF PUT OPTION

HOUSTON (May 17, 2011) — Cameron (NYSE: CAM) is notifying holders of its 2.50% Convertible Senior Notes due 2026 (CUSIP Nos. 13342BAA3 and 13342BAB1) (the “Notes”) that they have an option, pursuant to the terms of the Notes, to require Cameron to purchase, on June 15, 2011, all or a portion of such holders’ Notes (the “Put Option”) at a cash price equal to $1,000 per $1,000 principal amount of the Notes, plus any accrued and unpaid interest.  If all outstanding Notes are surrendered for purchase the aggregate repurchase price will be approximately $371,769,000.

The opportunity to exercise the Put Option will commence on May 17, 2011 and will terminate at midnight, New York City time, on June 14, 2011.  Holders may withdraw any previously tendered Notes pursuant to the terms of the Put Option at any time prior to midnight, New York City time, on June 14, 2011.

As required by rules of the Securities and Exchange Commission, Cameron will file a Tender Offer Statement on Schedule TO later today.  In addition, Cameron’s company notice to holders (a copy of which will be attached as an exhibit to such Schedule TO) with respect to the Put Option specifying the terms, conditions and procedures for exercising the Put Option will be available through The Depository Trust Company and the paying agent, which is U.S. Bank National Association.

This press release is for informational purposes only and is not an offer to purchase, or the solicitation of an offer to purchase, the Notes.

Cameron (NYSE: CAM) is a leading provider of flow equipment products, systems and services to worldwide oil, gas and process industries.

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Website: www.c-a-m.com